UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the fiscal year ended	December 31, 2003

[ ]	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the transition period from	to

Commission File Number:	1-9614

VAIL RESORTS 401(k) RETIREMENT PLAN
----------------------------------------------------
(Full Title of the Plan)

VAIL RESORTS, INC.
137 Benchmark Road
Avon, Colorado 81620
---------------------------------------------------------
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

VAIL RESORTS 401(k) RETIREMENT PLAN

INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003 AND 2002

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3

NOTES TO FINANCIAL STATEMENTS	4-10

SUPPLEMENTAL SCHEDULES:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003	11

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2003	12

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 2003	13-14

Schedule G, Part III - Schedule of Nonexempt Transactions for the Year Ended December 31, 2003	15-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Vail Resorts 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Vail Resorts 401(k) Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, and the schedules of reportable transactions, of loans or fixed income obligations in default or classified as uncollectible, and of non-exempt transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

July 12, 2004

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002

INVESTMENTS, at fair value (Notes 2 and 3):
Money market funds	$ 7,767,176	$ 7,581,498
Mutual funds	52,503,713	46,133,600
Common trust fund	9,220,962	-
Vail Resorts, Inc. common stock	1,021,802	809,753
Participant loans	1,525,739	1,425,908
Total investments	72,039,392	55,950,759

RECEIVABLES:
Employee contributions	718,285	8,875
Employer contributions, net of forfeitures	511,783	285,720
Other receivables (Note 4)	18,747	239,468
Total receivables	1,248,815	534,063
Total assets	73,288,207	56,484,822

LIABILITIES

Accrued expenses	-	175,063
Excess participant contributions payable to participants (Note 4)	158,959	430,248
Total liabilities	158,959	605,311

NET ASSETS AVAILABLE FOR BENEFITS	$ 73,129,248	$ 55,879,511

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions-
Employees	$ 7,541,116
Employer	2,467,428
Rollover	229,205
Total contributions	10,237,749

Net appreciation in fair market value of investments (Notes 2 and 3)	12,577,970
Interest and dividend income (Note 2)	856,925
Total additions	23,672,644

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	6,172,959
Return of excess contributions and corrective distributions to participants	212,526
Administrative expenses	37,422
Total deductions	6,422,907

NET INCREASE	17,249,737

NET ASSETS AVAILABLE FOR BENEFITS,
Beginning of the year	55,879,511
End of the year	$ 73,129,248

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF THE PLAN:

The Vail Corporation d/b/aVail Associates, Inc. (the "Company") is the plan sponsor for the Vail Resorts 401(k) Retirement Plan (the "Plan"). The Plan covers all eligible employees of the Company and participating companies (principally managed hotel properties) and excludes leased employees, non-resident aliens, employees covered by a collective bargaining agreement and independent contractors. The following description of the Plan provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by an Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

From January 1, 2002 through April 30, 2003, Ceridian Retirement Plan Services and AST Trust Company provided the Plan's recordkeeping and trust services, respectively. Since May 1, 2003, T. Rowe Price Group, Inc. has provided these recordkeeping and trust services to the Plan.

Plan Amendments

In March 2003, the Plan was amended to adopt an optional provision of the Economic Growth and Tax Relief Reconciliation Act of 2001 permitting eligible Plan participants to make catch-up contributions to the Plan. The Plan was also amended to permit enrollment in the Plan effective as of the first day of the calendar month following the date an employee satisfies the eligibility requirements of the Plan and to modify the dates upon which participants can make changes to the rate of their before-tax contributions to the Plan.

In May 2003, Cheeca Holdings, LLC adopted the Plan as a participating company. The Plan was amended to (a) permit Cheeca Holdings, LLC to adopt the Plan as a participating employer effective June 24, 2003; (b) provide that the employees of Cheeca Holdings, LLC lost no service credit under the Plan as a result of the severance of their employment with RockResorts Cheeca, LLC; and (c) establish a special entry date under the Plan for Cheeca Holdings, LLC employees employed on June 24, 2003. Cheeca Holdings, LLC had no employees during the year ended December 31, 2003, and, therefore, no Plan participants were affiliated with Cheeca Holdings, LLC. This amendment also clarified that the Company can remove a participating company at any time, in its sole discretion and clarified that the Company has the right to determine the portion of administrative expenses which shall be paid by each participating company, to the extent those expenses are not paid by the Plan trustee out of trust assets.

Also in May 2003, certain employees of RockResorts Cheeca, LLC were terminated from their employment with RockResorts Cheeca, LLC and became employed by Cheeca Employment Company, LLC. Cheeca Employment Company, LLC simultaneously adopted the Plan as a participating company. The Plan was amended to (a) permit Cheeca Employment Company, LLC to adopt the Plan as a participating company effective July 7, 2003; (b) provide that the employees of Cheeca Employment Company, LLC will lose no service credit under the Plan as a result of the severance of their employment with RockResorts Cheeca, LLC and (c) establish a special entry date under the Plan for Cheeca Employment Company, LLC employees employed on July 7, 2003.

In August 2003, certain employees of Rockresorts Rosario, LLC, a participating company in the Plan, were terminated from their employment with Rockresorts Rosario, LLC and became employees of Rosario Utilities, L.L.C. On November 1, 2003, Rosario Utilities, L.L.C. adopted the Plan as a participating company. The Plan was amended to (a) permit Rosario Utilities, L.L.C. to adopt the Plan as a participating company effective November 1, 2003; (b) provide that the employees of Rosario Utilities, L.L.C. lost no service credit under the Plan as a result of their separation of employment with Rockresorts Rosario, LLC and (c) establish a special entry date under the Plan for Rosario Utilities, L.L.C. employees employed on November 1, 2003.

On December 23, 2003, the Plan was amended to incorporate the provisions of Internal Revenue Service regulations governing required minimum distributions as well as certain changes in the regulations relating to participant loans and the matching of catch-up contributions.

Eligibility and Contributions

Employees are eligible to participate in the Plan upon attaining the age of 21 and completing 12 consecutive months of service, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees who do not complete 1,000 hours of service during 12 consecutive months of service become eligible to participate in the Plan after completing 1,500 cumulative hours of service. Employees who terminate their employment and, within five years, rejoin the Company or a participating company are credited with their prior hours of service for eligibility purposes.

Each participant may elect to contribute before-tax contributions from 2% to 100% of their compensation, as defined in the Plan document. Before-tax contributions were limited to $12,000 for the year ended December 31, 2003, as set forth by the Internal Revenue Code ("IRC"). Participants may not make after-tax contributions to the Plan. Under the IRC, participants who are at least 50 years old may also make additional "catch-up" contributions. Catch-up contributions were limited to $2,000 for the year ended December 31, 2003.

The Company makes matching contributions of 50% of each participant's before-tax elective contributions, limited to 3% of the participant's compensation each pay period. Part-time employees are not eligible for Company matching contributions. The Company will also make an additional true-up matching contribution after year-end, if necessary, to adjust the aggregate Company matching contribution for the year to equal the lesser of 3% of the participant's eligible matching compensation or 50% of his or her contributions for the year. As of December 31, 2003 and 2002, "Employer contributions, net of forfeitures" in the accompanying Statements of Net Assets Available for Benefits includes approximately $255,000 and $283,000, respectively, of receivables for additional true-up contributions.

Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of 100% of a participant's compensation for the year or $40,000 ("415 limits").

Subject to the Committee's approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

Participant Accounts

Each participant's account is credited with his or her contribution, the Company matching contribution, if any, rollovers and an allocation of Plan earnings/losses and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

Vesting

Participants' contributions are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:

Years of Service	Vested Percentage

Fewer than 1	0%
1	25%
2	50%
3	75%
4	100%

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture. Forfeitures are applied toward payment of Company matching contributions or are used to pay administrative expenses of the Plan. As of December 31, 2003, approximately $93,000 of forfeitures were held in an agency account by T. Rowe Price pending application of those funds to the Company's match true-up obligation. Unallocated forfeitures as of December 31, 2003 and 2002 were approximately $250 and $41,000, respectively. No forfeitures were used to offset administrative expenses during the years ended December 31, 2003 or 2002.

Termination Provisions

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payments of Benefits

A participant's vested interest in the Plan is payable by lump sum upon termination of employment, upon death of the participant, upon attaining normal retirement age (65) or upon being considered disabled as determined by the Committee.

For any participant whose vested account balance is less than $5,000 at the time of termination of employment, vested balances are required by the Plan to be distributed to the participant 18 months following termination of employment. Amounts due to these participants were approximately $329,000 and $233,000 as of December 31, 2003 and 2002, respectively.

Participants whose vested account balances exceed $5,000 at the time of termination of employment are permitted to keep their balances in the Plan until April 1 of the year following the year in which they reach age 70 1/2.

Upon other terminations of service, a participant may elect to receive a distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

Loans to Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC. A participant is permitted to have two loans outstanding at any given time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of additions to and deductions from net assets. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds, mutual funds and the common trust are stated at fair value based on quoted market prices. Common stock of Vail Resorts, Inc. ("VRI"), the Company's parent, is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Loans are valued at cost, which approximates fair market value.

The Plan presents on the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

Expenses of administering the Plan are paid principally by the Plan. Loan and investment fees are deducted from the participants' accounts on a pro-rata basis. For the year ended December 31, 2003 loan and investment fees paid by the Plan were approximately $37,000. The Company absorbs the cost of certain administrative functions of the Plan including external legal and auditing services.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS:

Various investment advisors manage the Plan's assets. Participants may direct their investment balances to various mutual funds, a common trust and a money market fund. Participants may also invest in the publicly traded common stock of VRI.

The following table presents investments that exceed 5% of net assets available for benefits as of December 31, 2003 and 2002:

	2003		2002
		Fair		Fair
	Units/Shares	Value	Units/Shares	Value
Frank Russell Investment Company
Money Market Fund-
Russell Money Market Fund	-	$ -	7,562,535	$ 7,562,535
Mutual Funds-
Russell Equity I	-	-	804,114	6,069,924
Russell Equity Q	-	-	805,625	6,084,994
Russell International Fund	-	-	660,869	5,031,180
Russell Fixed I	-	-	347,098	3,004,718
Russell Short-Term Bond Fund	-	-	465,173	3,651,664

The Vanguard Group
Mutual Funds-
Vanguard 500 Index Fund	-	-	72,747	5,903,407

Putnam Investments
Mutual Funds-
Putnam New Opportunities Fund	-	-	108,606	3,087,669

Davis Funds
Mutual Funds-
Davis New York Venture Fund	-	-	165,722	3,470,228

T. Rowe Price Associates
Money Market Fund-
Summit Cash Reserves Fund	7,767,176	7,767,176	-	-
Mutual Funds-
Growth Stock Fund	168,585	4,101,678	-	-
Retirement 2020 Fund	773,795	10,407,537	-	-
Retirement 2030 Fund	1,243,269	17,169,549	-	-
Retirement 2040 Fund	541,093	7,494,140	-	-
Common Trust-
Equity Index Trust	298,703	9,220,962	-	-

During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 10,703,203
Common trust	1,745,990
Vail Resorts, Inc. common stock	128,777
$ 12,577,970

4. INCOME TAXES:

The Company received a favorable determination letter from the IRS dated August 19, 2002, stating that the Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed to be in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related Trust was tax exempt as of December 31, 2003 and 2002.

The Plan failed to pass the Average Deferral Percentage Test ("ADP Test") and the Actual Contribution Percentage Test ("ACP Test") for the 2003 and 2002 Plan years. For 2003, no participants exceeded the 415 limits of the IRC; however, for 2002, certain participants did exceed such limits. The accompanying Statements of Net Assets Available for Benefits include approximately $140,000 and $191,000 as of December 31, 2003 and 2002, respectively, in "Excess participant contributions payable to participants" related to these issues.

In order to correct the failure of the ADP and ACP Tests for the 2002 Plan year, federal law generally required that corrective distributions be made no later than December 31, 2003. The Company did not fully settle the 2002 corrective distribution obligation during 2003. However, as permitted under applicable IRS guidance, the Company opted to correct a portion of the nondiscrimination testing failures in 2004 using the "one-to-one" correction method, which generally requires an excess contribution amount be refunded to highly compensated employees and a qualified non-elective contribution to be made by the Company to the Plan in the same amount and allocated to certain non-highly compensated employees. The accompanying Statements of Net Assets Available for Benefits include approximately $19,000 in "Other receivables" and an equal amount in "Excess participant contributions payable to participants" related to this issue as of December 31, 2003.

The Plan failed to pass the ADP Test, the ACP Test and the Multiple Use Test for the 2001 Plan Year. In order to correct these testing failures, federal law generally required that corrective distributions be made no later than December 31, 2002. The Company did not settle the 2001 corrective distribution obligation during 2002. However, as permitted under applicable IRS guidance, the Company opted to correct the 2001 nondiscrimination testing failures in 2003 using the "one-to-one" correction method (as described above). The accompanying Statements of Net Assets Available for Benefits include approximately $239,000 in "Other receivables" and an equal amount in "Excess participant contributions payable to participants" related to this issue as of December 31, 2002.

5. PARTY-IN-INTEREST TRANSACTIONS:

Until April 30, 2003, AST Trust Company, Ceridian Retirement Plan Services and Cole Taylor Bank provided trust, recordkeeping and investment advisory services, respectively, to the Plan. Beginning May 1, 2003, T. Rowe Price Group provided all such services to the Plan. Each of these service providers qualified as a party-in-interest for the year ended December 31, 2003. The Company, certain of its wholly owned subsidiaries, certain of its majority owned subsidiaries and certain of its managed properties participate in the Plan and are therefore considered parties-in-interest. Certain Plan assets are invested in the common stock of VRI, qualifying VRI as a party-in-interest.

The Plan paid fees of approximately $37,000 during 2003 for trust, investment advisory and other services rendered by parties-in-interest. Those fees were based on customary and reasonable rates for such services.

6. PROHIBITED TRANSACTIONS:

During 2003, the Company failed to remit to the Plan's trustee certain employee contributions totaling approximately $46,000 within the period prescribed by Department of Labor regulations. Delays in remitting contributions to the Trustee were due to administrative errors, and the Company has or will make contributions to the affected participants' accounts to compensate those participants an aggregate of approximately $500 for potential lost income due to the delays.

Two participants were each found to have taken out three separate loans concurrently. This is prohibited by the terms of the Plan document (see Note 1), and the loans were issued due to an administrative error. The third loan for each of these participants was classified as a deemed distribution. These deemed distributions totaled $18,500, which is included in "Benefits paid to participants" in the accompanying Statement of Changes in Net Assets Available for Benefits. This issue will be included in the Company's Voluntary Correction Program submission (see Note 8).

7. RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in money market funds, mutual funds, a common trust and VRI's common stock. Investment securities, in general, are exposed to various risks including interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

8. VOLUNTARY CORRECTION PROGRAM:

When the Plan was amended in 2001, the definition of compensation was amended such that the Company was to have excluded certain withholdings from participants' compensation in determining participant contributions and the Company matching contribution. However, the Company continued to withhold participants' contributions and compute the Company match contribution based on participants' gross wages in accordance with the Plan's prior definition of compensation.

Additionally, the Company has identified certain loan administration errors involving 26 participants' balances that occurred during the transition of Plan recordkeeping services from Ceridian Retirement Services to T. Rowe Price Group.

The Company is in the process of filing a Voluntary Correction Program ("VCP") submission with the IRS which further details these matters and the Company's plan for correcting them. The Company is also researching certain other items which may be included in a supplement to the VCP submission.

None of these items had a material impact on the Plan's net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan's tax status.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER ID #84-061461 PLAN - #002

AS OF DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

		Money market funds:
*	T. Rowe Price Associates	Summit Cash Reserve Fund		$ 7,767,176

		Mutual funds:
*	T. Rowe Price Associates	Equity Income Fund		2,181,192
		Growth Stock Fund		4,101,678
		Mid-Cap Growth Fund		1,372,337
		Retirement Income Fund		2,019,027
		Retirement 2010 Fund		3,479,872
		Retirement 2020 Fund		10,407,537
		Retirement 2030 Fund		17,169,549
		Retirement 2040 Fund		7,494,140
		Small-Cap Value Fund		351,916
	The Franklin Templeton Group	Templeton Foreign Fund		1,903,807
	Pacific Investment Management Co.	Pimco Total Return Admin		1,349,486
	Artisan Partners	Artisan International Fund		94,580
	Calvert Asset Management Co. Inc.	Calvert Social Investment Equity Fund		26,344
	Lord Abbet & Co.	Lord Abbet Mid-Cap Value Fund		208,177
	Morgan Stanley Investment Management Co.	Morgan Stanley Institutional Small Company Growth Fund		344,071
		Total mutual funds		52,503,713

		Common trust funds:
*	T. Rowe Price Associates	Equity Index Trust		9,220,962

*	Vail Resorts, Inc.	Common stock (par value $0.01 per share)		1,021,802

*	Participant Loans	Loans secured by participant's vested accrued benefits, interest rates range from 5.0% to 10.6%, terms vary from 1 to 10 years		1,525,739

		Total investments		$ 72,039,392

	* Party-in-interest.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS*

EMPLOYER ID #84-061461 PLAN - #002

FOR THE YEAR ENDED DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (include interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense incurred with transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain or (loss)
Russell Money Market Fund	Mutual fund shares		$ 8,567,004			$8,567,004	$ 8,567,004	-
Russell Balanced Strategy Fund	Mutual fund shares		8,537,581			9,036,759	8,537,581	(499,178)
Russell Aggressive Strategy Fund	Mutual fund shares		13,467,190			15,015,799	13,467,190	(1,548,609)
Russell Equity Aggressive 1 Strategy Fund	Mutual fund shares		5,754,066			6,679,240	5,754,066	(925,174)
Vanguard 500 Index Fund	Mutual fund shares		6,117,705			7,055,622	6,117,705	(937,917)
Davis New York Venture Fund	Mutual fund shares		3,546,373			3,924,499	3,546,373	(378,126)
Putnam New Opportunities Fund	Mutual fund shares		3,140,725			3,706,206	3,140,725	(565,481)
T. Rowe Price Retirement 2020 Fund	Mutual fund shares	$ 8,537,581					8,537,581
T. Rowe Price Retirement 2030 Fund	Mutual fund shares	13,467,190					13,467,190
T. Rowe Price Retirement 2040 Fund	Mutual fund shares	5,754,066					5,754,066
T. Rowe Price Equity Index Trust	Common trust units	7,890,888					7,890,888
T. Rowe Price Growth Stock Fund	Mutual fund shares	3,140,725					3,140,725
T. Rowe Price Summit Cash Reserves Fund	Mutual fund shares	8,567,004					8,567,004

*The series of transactions identified above related to the liquidation of holdings of certain funds and the purchase of different funds upon the transition of the Plan's recordkeeping and trust provider and the related change in investment options available to participants.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE G, PART I - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSFIED AS UNCOLLECTIBLE

EMPLOYER ID #84-061461 PLAN - #002

AS OF DECEMBER 31, 2003

			Amount received during reporting year				Amount overdue
(a)	(b) Identity and address of obligor	(c) Original amount of loan	(d) Principal	(e) Interest	(f) Unpaid balance at end of year

(g) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation and other material items

							(h) Principal	(i) Interest
*	Employee, c/o Vail Resorts, Inc., 137 Benchmark Road, Avon, CO 81620**	$15,000	$0	$0	$16,470	Participant loan in excess of the maximum number of loans permitted under the Plan document. Loan secured solely by participant's individual account balance; loan made on 05/22/2002; maturity date 06/02/2007; 6% annual interest rate.	$15,000	$1,470
*	Employee, c/o Vail Resorts, Inc., 137 Benchmark Road, Avon, CO 81620**	$ 3,500	$0	$0	$ 3,742	Participant loan in excess of the maximum number of loans permitted under the Plan document. Loan secured solely by participant's individual account balance; loan made on 11/11/2002; maturity date 11/17/2005; 6% annual interest rate.	$3,500	$242
* Party-in-interest.

** Employee is a rank and file employee. Loan did not meet requirements of Plan document and was extended due to an administrative error. Loan was classified as a deemed distribution to participant for purposes of the Plan's 12/31/2003 financial statements. Participant will be issued Form 1099-R during 2004.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

EMPLOYER ID #84-061461 PLAN - #002

FOR THE YEAR ENDED DECEMBER 31, 2003
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value*	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $3,545 for employees of Grand Teton Lodge Company; remittance for 05/16/2003 pay date was made on 07/03/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $1,851 for employees of Grand Teton Lodge Company; remittance for 05/30/2003 pay date was made on 07/07/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $8,217 for employees of Rockresorts Equinox, Inc.; remittance for 05/27/2003 pay date was made on 06/30/2003.
JHL&S LLC d/b/a Snake River Lodge & Spa	Participating employer	Delinquent remittance of employee contributions totaling $1,312; remittance for 05/09/2003 pay date was made on 06/27/2003.
JHL&S LLC d/b/a Snake River Lodge & Spa	Participating employer	Delinquent remittance of employee contributions totaling $1,312; remittance for 05/23/2003 pay date was made on 07/15/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $1,414 for employees of Rockresorts Casa Madrona LLC; remittance for 05/28/2003 pay date was made on 08/07/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $1,854 for employees of Rockresorts Rosario, LLC; remittance for 05/28/2003 pay date was made on 06/30/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $1,325 for employees of Rockresorts LaPosada, LLC; remittance for 05/29/2003 pay date was made on 06/30/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $7,863 for employees of VA Rancho Mirage Resort, L.P.; remittance for 05/28/2003 pay date was made on 06/30/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $5,593 for employees of Rockresorts Cheeca, LLC; remittance for 05/29/2003 pay date was made on 08/07/2003.
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $461 for pay date 09/18/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 10/02/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 10/16/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 10/30/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 11/13/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 11/26/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 12/11/2003.**
Rosario Utility LLC	Participating employer	Delinquent remittance of employee contributions totaling $468 for pay date 12/24/2003.**
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $467 for pay date 10/15/2003 for employees of VA Rancho Mirage Resort, L.P.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $1,185 for pay date 10/29/2003 for employees of VA Rancho Mirage Resort, L.P.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $70 for pay date 06/12/2003 for employees of Rockresorts LaPosada, LLC.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $44 for pay date 07/10/2003 for employees of Rockresorts LaPosada, LLC.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $69 for pay date 08/07/2003 for employees of Rockresorts LaPosada, LLC.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $118 for pay date 09/18/2003 for employees of Rockresorts LaPosada, LLC.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $60 for pay date 08/06/2003 for employees of Rockresorts Casa Madrona LLC.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $195 for pay date 11/26/2003 for employees of Rockresorts Casa Madrona LLC.
JHL&S LLC d/b/a Snake River Lodge & Spa	Participating employer	Delinquent remittance of employee contributions totaling $1,435 for pay date 09/18/2003.
JHL&S LLC d/b/a Snake River Lodge & Spa	Participating employer	Delinquent remittance of employee contributions totaling $27 for pay date 12/25/2003.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $691 for pay date 06/10/2003 for employees of Rockresorts Equinox, Inc.
The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Delinquent remittance of employee contributions totaling $3,579 for pay date 06/05/2003 for employees of Rockresorts Cheeca, LLC.
Employee***	Participant	$15,000 loan; 06/02/2007 maturity date; 6% interest rate.
Employee***	Participant	$3,500 loan; 11/17/2005 maturity date; 6% interest rate.

* Lost earnings have or will be contributed by the Plan sponsor to compensate employees for delays in remitting funds.
** Remittances for pay dates 09/18/2003 through 01/08/2004 (amounts earned during 2003) for employees of Rosario Utility LLC were made on 01/27/2004 and 03/10/2004.
*** Employees are rank and file employees.

Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm for report dated July 12, 2004 for Vail Resorts 401(k) Retirement Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vail Resorts 401(k) Retirement Plan

July 13, 2004	/s/ Jeffrey W. Jones
Jeffrey W. Jones
Senior Vice President and Chief Financial Officer of The Vail Corporation d/b/a Vail Associates, Inc. in its capacity as Plan Administrator of the Vail Resorts 401(k) Retirement Plan